UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 26, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

REPORT OF INDEPENDENT ACCOUNTANTS
ON THE SPECIAL REVIEW OF
QUARTERLY INFORMATION (ITR)
AT SEPTEMBER 30, 2006 AND 2005

BDO International is a world wide network of public accounting firms, called Member Firms, acting in 105 countries and 620 offices. Each BDO Member is an independent legal entity in its own country.  BDO Trevisan is the  member Firm of the BDO International network since 2004.

(Convenience translation into English from the original previously issued in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

  We have made a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on September 30, 2006, comprising the balance sheet, statement of income and performance report, all prepared in accordance with the accounting practices adopted in Brazil, under the responsibility of the company’s management. Our responsibility is to issue a report, without expressing an opinion, on these financial statements. The review of the accounting information regarding the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, for the quarter ended on September 30, 2006, used for consolidation purpose, was carried out under the responsibility of other independent auditors. Our report, with respect to the values of these subsidiaries, is based  exclusively on the reports of those independent auditors.

  Our review was conducted in accordance with the specific regulations set down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted of: (a) inquiries and discussions with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly report; and (b) review of the information and subsequent events that have or could have a material effect on the company’s financial position and operations.

  Based on our special review and the reports issued by other independent auditors, as mentioned in paragraph one, we are not aware of any significant changes that should be made to the quarterly report referred to in paragraph 1 in order for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the regulations issued by the CVM (Brazilian Securities and Exchange Commission) specifically applicable to the preparation of quarterly reports.

Rio de Janeiro, October 24, 2006.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ – 087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM (COMISSÃO DE VALORES MOBILIÁRIOS)
ITR - Quarterly Information                                                                                             Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                             as of  – 09/30/2006

01.01- IDENTIFICATION

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Humberto de Campos 425 - 8th floor			2 - DISTRICT Leblon
3 - ZIP CODE 22430-190	4 - TOWN OR CITY Rio de Janeiro			5 - STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-1208	8 - TELEPHONE. 3131-1110	9 - TELEPHONE 3131-1315	10 - TELEX
11 - AREA CODE 021	12 - FAX 3131-1144	13 - FAX 3131-1155	14 - FAX
15 - E-MAIL invest@telemar.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company address mailing)

1 - NAME José Luis Magalhães Salazar			2 - ADDRESS Rua Humberto de Campos 425 - 8th floor
3 - DISTRICT Leblon	4 - ZIP CODE 22430-190		5 - TOWN OR CITY Rio de Janeiro	6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 3131-1123	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE	12 - FAX 3131-1155
13 - E-MAIL jls@telemar.com.br

01.04 –REFERENCE/ AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9- AUDITOR’S NAME/ COMPANY NAME BDO Trevisan Auditores Independentes					10- CVM CODE 210-0
11- NAME OF OFFICER RESPONSIBLE José Luiz de Souza Gurgel					12- CPF OF OFFICER RESPONSIBLE 918.587.207-53

01.05 - COMPOSITION OF STOCK CAPITAL

Number of Shares (Thousand)	1 - Current quarter 09/30/2006	2 - Previous quarter 06/30/2006	2 - Same quarter prior year 09/30/2005
Paid-in Capital
1 - Common	130,612	130,612	130,612
2 - Preferred	261,223	261,223	261,223
3 - Total	391,835	391,835	391,835
Treasury Stock
4 - Common	3,238	3,238	3,238
5 - Preferred	6,475	6,475	6,475
6 - Total	9,713	9,713	9,713

01.06 - COMPANY DESCRIPTION

1 - COMPANY TYPE Commercial, Industrial and Others	2 - STATUS Operational	3 - NATURE OF SHAREHOLDER CONTROL National Holding company	4 - CODE / ACTIVITY 1130 - Telecommunications
5 - CORE ACTIVITY Provision of telecommunications	6 - TYPE OF CONSOLIDATION Total	7 - TYPE OF AUDITOR’S REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - CASH DIVIDENDS/IOC APPROVED AND/OR PAID OUT DURING/AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DISTRIBUTION	5 - PAYMENT INITIATED ON	6 - TYPE OF SHARE	7 - AMOUNT OF DISTRIBUTION PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (Thousand Reais)	4 - CHANGE (Thousand Reais)	5 - SOURCE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE ISSUE PRICE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 - BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - DESCRIPITION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	11,334,695	10,910,340
1.01	CURRENT ASSETS	1,649,152	1,529,206
1.01.01	CASH & CASH EQUIVALENTS	758,453	791,558
1.01.02	ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	890,699	737,648
1.01.04.01	DEFERRED / RECOVERABLE TAXES	353,852	375,640
1.01.04.02	RELATED PARTIES	523,970	347,746
1.01.04.02.01	DIVIDENDS & INTEREST OWN CAPITAL	523,970	347,746
1.01.04.03	ADVANCES TO SUPPLIERS	768	626
1.01.04.04	PREPAID EXPENSES	3,483	4,945
1.01.04.05	OTHER	8,626	8,691
1.02	LONG-TERM RECEIVABLES	379,382	255,399
1.02.01	SUNDRY CREDITS	136,031	151,458
1.02.01.01	DEFERRED / RECOVERABLE TAXES	136,031	151,458
1.02.02	RELATED PARTIES	138,256	1,026
1.02.02.01	SUBSIDIARIES	138,256	1,026
1.02.03	OTHER	105,095	102,915
1.02.03.01	TAX INCENTIVES	9,286	8,491
1.02.03.02	JUDICIAL DEPOSITS	5,951	4,521
1.02.03.03	PREPAID EXPENSES	86,150	89,795
1.02.03.04	CREDITS RECEIVABLE	3,600	0
1.02.03.05	OTHER	108	108
1.03	PERMANENT ASSETS	9,306,161	9,125,735
1.03.01	INVESTMENTS	9,290,113	9,098,927
1.03.01.01	SUBSIDIARIES	9,282,481	9,091,295
1.03.01.02	OTHER	7,632	7,632
1.03.01.02.01	TAX INCENTIVES	7,555	7,555
1.03.01.02.02	OTHER	77	77
1.03.02	PROPERTY, PLANT & EQUIPMENT	16,048	26,808
1.03.03	DEFERRED CHARGES	0	0

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2006	4- 06/30/2006

2	TOTAL LIABILITIES	11,334,695	10,910,340
2.01	CURRENT LIABILITIES	585,975	604,467
2.01.01	LOANS & FINANCING	393,543	434,238
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	6,613	3,838
2.01.04	TAXES & CONTRIBUTIONS	97,592	78,846
2.01.04.01	DEFERRED / PAYABLE TAXES	83,244	64,764
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	14,348	14,082
2.01.05	DIVIDENDS & INTEREST OWN CAPITAL	83,920	84,300
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	4,307	3,245
2.01.08.01	PAYROLL & SOCIAL CHARGES	1,474	1,474
2.01.08.02	OTHER LIABILITIES	2,833	1,771
2.02	LONG-TERM LIABILITIES	1,738,694	1,550,839
2.02.01	LOANS & FINANCING	1,507,387	1,316,558
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS FOR CONTINGENCIES	1,112	3,459
2.02.04	RELATED PARTIES	6,702	6,521
2.02.05	OTHER	223,493	224,301
2.02.05.01	REFIS II - TAX REFINANCING PROGRAM	153,050	153,736
2.02.05.02	OTHER LIABILITIES	70,443	70,565
2.03	DEFERRED INCOME	0	0
2.05	STOCKHOLDERS EQUITY	9,010,026	8,755,034
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL STOCK	4,688,731	4,688,731
2.05.01.02	TREASURY STOCK	(373,266)	(373,266)
2.05.02	CAPITAL RESERVE	25,083	24,288
2.05.03	REVENUE RESERVES	4,019,088	4,019,088
2.05.03.01	LEGAL RESERVE	147,929	147,929
2.05.03.02	UNREALIZED PROFIT	272,143	272,143
2.05.03.03	OTHER REVENUE RESERVES	3,599,016	3,599,016
2.05.03.03.01	INVESTMENT RESERVE	3,599,016	3,599,016
2.05.04	RETAINED EARNINGS (ACCUMULATED DEFICIT)	650,390	396,193

03.01 - STATEMENT OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - From 07/01/2006 To 09/30/2006	4 - From 01/01/2006 To 09/30/2006	5 - From 07/01/2005 To 09/30/2005	6 - From 01/01/2005 To 09/30/2005
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUES	0	0	0	0
3.03	NET REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/( EXPENSES)	286,794	750,733	275,745	676,386
3.06.01	SELLING	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE	(11,446)	(33,962)	(9,529)	(24,397)
3.06.03	FINANCIAL	(50,974)	(190,434)	(90,853)	(240,209)
3.06.03.01	FINANCIAL INCOME	32,113	174,175	127,615	418,871
3.06.03.02	FINANCIAL EXPENSES	(83,087)	(364,609)	(218,468)	(659,080)
3.06.04	OTHER OPERATING INCOME	714	732	15	31
3.06.05	OTHER OPERATING EXPENSES	(7,001)	(10,453)	(2,654)	(2,832)
3.06.06	EQUITY ADJUSTMENTS	355,501	984,850	378,766	943,793
3.07	OPERATING INCOME	286,794	750,733	275,745	676,386
3.08	NON-OPERATING INCOME/(EXPENSES), NET	(473)	(744)	9,786	2,999
3.08.01	INCOME	0	0	3,001	3,001
3.08.02	EXPENSES	(473)	(744)	6,785	(2)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	286,321	749,989	285,531	679,385
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(16,696)	(64,143)	0	(3)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	(15,428)	(35,456)	0	(27,958)
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST OWN CAPITAL	0	0	0	0
3.15	NET INCOME/(LOSS) FOR THE PERIOD	254,197	650,390	285,531	651,424
	NUMBER OF SHARES, EX-TREASURY STOCK (THOUSAND)	382,122	382,122	382,122	382,122
	PER SHARE	0.66522	1.70205	0.74722	1.70475

04.01 - NOTES                                                                    (In thousands of reais, unless otherwise specified)

1    OPERATIONS

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was constituted on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are holding interest in other companies and promote the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which at the present date owns 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) as a publicly held company whose shares are listed on the São Paulo Stock Exchange (BOVESPA). It is also registered with the U.S. Securities and Exchange Commission (SEC) and its Level II ADSs (American Depositary Shares) are listed on the New York Stock Exchange (NYSE). Approximately 49.31% of the company’s preferred shares are traded on the NYSE, through ADRs (American Depositary Receipts).

Group Corporate Restructuring

Telemar Participações, TNL and TMAR have submitted to their respective administrative bodies a proposal for the corporate restructuring of the group.

The aim of the proposal is to simplify the shareholding structure of the Telemar companies and to bring the shareholders, currently spread over three companies and six different classes and types of share, together in a single company (Telemar Participações), whose capital would be represented exclusively by common shares, listed on the Bovespa “Novo Mercado (New Market)” and the NYSE, pursuant to the Relevan Event announcements published on April 17, May 11, June 16 and September 27, 2006 and the Market Communiqués published on August 21, September 5, September 6 and September 26, 2006.

Once the corporate restructuring has been completed, a change of the company name will be proposed, from “Telemar Participações” to “Oi Participações S.A.”

For details of the proposed corporate restructuring please access: www.telemar.com.br/ri.

(a)  The company’s business is divided into two major segments:

Wireline Telecommunications

Telemar Norte Leste S.A. (TMAR) is the main provider of wireline services within its operating area– National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro (Minas Triangle)” and “Alto Paranaíba (Upper Paranaíba)” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) operates). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector, and valid until December 31, 2005. The Concession Agreement signed by TMAR in 1998 may be renewed extension for an additional period of 20 years, at a cost of 2% of the concession holder’s net revenue during the previous year, payable every two years.  On December 22, 2005 new agreements were signed, containing new targets for universal access and quality, thereby extending TMAR’s concession. The principal changes in relation to the contract that was in force between 1998 and 2005 are as follows:

  Local calls are to be charged according to the number of minutes used and the monthly subscription charge covers the first 200 minutes of use by Residential lines and 150 minutes for Non-Residential lines;
  The Telecommunications Sector Index (IST) is adopted as the basis for future tariff adjustments. The IST will be announced every month by ANATEL and its constituent parts will be reviewed every two years. The 2006 tariff adjustment for local and long-distance wireless services was based on the IGP-DI inflation index, in relation to the seven months in 2005 (June to December), and on the IST for the first five months of 2006 (January to May);
  A new target is added in relation to universal access, with the introduction of a Telecom Service Posts (PST) target, involving the installation of 4,071 computers to provide the general public with Internet access, while the public telephone density requirement is lowered, from eight per thousand inhabitants to six per thousand inhabitants; and
  Creation of the Special Class Individual Access (AICE) category, with a prepaid monthly subscription rate that is lower than that of the Basic Plan, intended exclusively for residential customers.

Until December 22, 2004, TNL held 80.89% of the total capital of TMAR, corresponding to 97.24% of the company’s voting capital and 67.85% of its preferred stock. At a meeting of TNL’s Board of Directors, held on that date, a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda. (TTEL) by transferring almost all the company’s TMAR preferred stock. Following this transaction, TNL’s direct stake in the total capital of TMAR had decreased to 43.23%.

A meeting of TNL’s Board of Directors, held on March 29, 2006, approved the return to TNL of all the TMAR preferred stock in the hands of TTEL, with a resulting capitalization of revenue reserves and reduction of the capital stock, amounting to R$ 4,104,045. Following this transaction, TNL once more directly held an 80.89% stake in TMAR’s total capital and 97.24% of its voting capital.

      Wireless services

TNL PCS S.A. ("Oi"), bought by TMAR on May 30, 2003, provides Personal Mobile Services (SMP). On March 12, 2001 Oi received authorization from ANATEL to provide such services, for an indefinite period, with the right to the use of corresponding radio frequencies for a period of 15 years, renewable for another 15 years, at a cost of 2% of net revenue from SMP during the previous year, payable every two years, just as long as the authorization conditions are met. Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

Along with the SMP authorization, Oi also obtained authorization to provide, for an indefinite period, Commutated Fixed Telephone Services (STFC), as follows: (i)  Domestic Long Distance: in Region II, comprising the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, plus the Federal District; in Region III, which is the state of São Paulo; and in Sector 3 of Region I (mentioned above); and (ii) International Long Distance throughout the whole of Brazil.

On November 30, 2005, an Extraordinary General Meeting of Oi’s shareholders approved the Protocol and Justification for the Absorption of Pegasus Telecom S.A., in view of the interest in proceeding with the corporate restructuring of the companies that make up the Telemar Group, and aiming to take advantage of the operational synergies between the two companies and the consequent significant gains to be made, such as the alignment of the various communications services provided and the transferring of rights granted for the provision of telecommunications services, and specifically for the transmission of data in Regions I, II and III, so that the licenses granted will belong to a sole holder.

(b) Other subsidiaries

  The corporate purpose of Companhia AIX de Participações ("AIX"), bought by TMAR on December 31, 2003, is to provide duct infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, providing services for TMAR;
  On April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S.A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that make up the Telemar Group (see Note 15);
  TNL.Net Participações S.A. (“TNL.Net”), a direct subsidiary of TNL with the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, devoted, directly or through other companies, to internet related activities, within Brazil or abroad;
  Telemar Internet Ltda. (trade name "Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services and started its operations in January 2005;
  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”), a fully-owned subsidiary of TNL, has the corporate purpose of acquiring direct or indirect equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad;
  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inactive since April 2005;
  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services of any type or form. The company has never entered into the operating stage;
  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has not started activities; and
  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, as a partner or shareholder, within Brazil or abroad. The company has not started activities.

All telephone services in Brazil are subject to regulation and inspection by ANATEL, in pursuant to Law nº 9,472, of July 16, 1997.

2    SIGNIFICANT ACCOUNTING POLICIES

The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting pratices adopted in Brazil, based on the provisions of Brazilian Corporate Law and the standards prescribed by the Brazilian Securities Commission (Comissão de Valores Mobiliarios - CVM) consistently, with respect to the financial statements for the financial year ended  December 31, 2005.

Certain information relating to the previous quarter has been reclassified, for the purpose of comparison with the present quarter.

3          GROSS OPERATING REVENUE

			Consolidated
	09/30/2006%		09/30/2005%
Fixed-line telephone services
Local:
Monthly Subscription fees	4,969,536	27.9	4,957,157	28.3
Pulses (metered services)	1,851,903	10.4	2,008,480	11.5
Fixed-to-mobile calls (VC1)	1,934,923	10.8	1,975,139	11.3
Collect calls	29,539	0.2	63,601	0.4
Installation	45,300	0.2	32,319	0.2
Other revenues	6,342		15,978	0.1
Long distance Services:
Intra-sectorial	1,314,400	7.4	1.435,446	8.2
Inter-sectorial	381,321	2.1	454,417	2.6
Inter-regional	502,853	2.8	491,938	2.8
International	58,035	0.3	59,922	0.3
Fixed-to-mobile calls (VC2 and VC3)	502,771	2.8	413,970	2.4
Public telephone cards	850,208	4.8	828,136	4.7
Advanced voice (substantively 0500/0800 prefix)	175,199	1.0	187,427	1.1
Additional services	422,388	2.4	406,406	2.3
	13,044,718	73.1	13,330,336	76.2
Mobile services
Monthly subscription fees	559,666	3.1	327,545	1.9
Outgoing calls	983,230	5.5	661,474	3.8
Sale of handsets and accessories	251,256	1.4	474,355	2.7
National roaming	38,451	0.2	33,084	0.2
International roaming	51,753	0.3	55,826	0.3
Additional services	206,273	1.2	124,892	0.7
	2,090,629	11.7	1,677,176	9.6
Remuneration for the use of the fixed network
Use of mobile-fixed networks	431,711	2.4	608,887	3.5
use of fixed-fixed networks	78,277	0.5	185,941	1.1
	509,988	2.9	794,828	4.6
Remuneration for the use of the mobile network
Use of fixed-mobile networks	158,062	0.9	140,570	0.8
Use of the mobile-mobile networks	188,555	1.1	56,756	0.3
	346,617	2.0	197,326	1.1
Data Transmission services
ADSL ("Velox")	655,799	3.7	474,166	2.7
Transmission (“EILD”)	385,134	2.2	284,095	1.6
Dedicated-line services (SLD)	213,113	1.2	215,635	1.2
IP services	167,730	0.9	181,942	1.0
Packed and frame relay switching	197,366	1.1	184,732	1.1
Others	221,062	1.2	141,548	0.9
	1,840,204	10.3	1,482,118	8.5
Other services	1,030		2,363

Gross operating revenues	17,833,186	100.0	17,484,147	100.0

Rate and Tariff adjustments (unaudited)

The tariffs for the telecommunication services are subject to comprehensive regulation. The concession contracts define a price-cap mechanism for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also readjusted annually.

On July 11, 2006, in accordance with Act nº 59,517, ANATEL authorized the following tariff adjustments, which came into effect as of July 14, 2006.

  Installations: -0.5134%
  Monthly fee: -0.5134%
  Metered local services: -0.5134%
  Telephone cards: -0.43%
  Basket of LD services: -2.86% (i)
  TU-RL: -0.5134% (ii)
  TU-RIU: -2.86% (ii)

(i) On July 14, 2006, in accordance with Act nº 59,665, ANATEL authorized the readjustment of the basket of National Long Distance (LDN) services, which came into effect as of July 20, 2006.

(ii)  As from January 2006, the TU-RL tariff is equivalent to 50% of the local tariff per minute of use and the TU-RIU tariff is equivalent to 30% of the LDN level 4 (+ 300 km) tariff.

	Average Tariff
	in reais (inc. taxes)
	Current	Previous
Local services
Installation fee (i)	52.91	33.80
Monthly fee - Residential	39.30	39.87
Monthly fee - Non-residential (i)	65.87	65.80
Trunk (i)	65.87	56.13
AICE (iii)	23.57
Metered local service (average)	0.15040	0.15240
Telephone card	0.11600	0.11650

Long distance (Km) (ii)
0 – 50	0.33581	0.37575
50 – 100	0.43290	0.49313
100 – 300	0.48859	0.53463
+ 300	0.53537	0.58872

(i) The tariffs in effect for these services prior to July 2006 were promotional.

(ii) Weighted according to the minutes of use on long-distance calls at peak times.

(iii)    On July 1, 2006, on the orders of ANATEL, TMAR introduced the Special Class Individual Access (AICE) category in cities with a population of more than 500,000 inhabitants (see Note 1).

The estimated average tariffs for fixed-to-mobile services (VC1, VC2 and VC3), including taxes, are:

  VC1 = R$ 0.7163
  VC2 = R$ 1.5023
  VC3 = R$ 1.7093

The VC1 value above includes the 7.99% readjustment authorized by ANATEL on July 15, 2005. The VC2 and VC3 values for SMP were also increased by 7.99%, as from March 30, 2006.

The main service tariffs for Oi’s most popular plan are:

Oi 40
Amounts in reais
(inc. taxes)

Monthly fee (inc. 40 minutes free usage) (i)	R$ 40.41 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.90 per minute
Other Operator Mobile-to-Mobile	R$ 0.95 per minute
Additional charge – roaming	R$ 1.33 per call

(i) In September 2006 there was an average adjustment of 7.99% of the promotional value of the Oi 40 Monthly fee.

Oi “Controle”
Amounts in reais
(inc. taxes)

Oi “Controle” monthly fee	R$ 37.26 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.86 per minute
Other Operator Mobile-to-Mobile	R$ 0.98 per minute
Additional charge – roaming	R$ 1.33 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls on the pre-paid plan is R$ 1.06 per minute.

4   COST OF SERVICES RENDERED AND OPERATING EXPENSES – BY NATURE

	Consolidated – 09/30/2006
	Cost of services		General &
	rendered and	Selling	Administrative
	of goods sold	expenses	expenses	Total

Depreciation	2,114,562	37,903	153,939	2,306,404
Interconnection (i)	2,010,669			2,010,669
Network maintenance (ii)	1,042,493			1,042,493
Provision for doubtful accounts		337,404		337,404
Personnel	143,798	135,745	199,447	478,990
Cost of handsets, and other (iii)	389,619			389,619
Rental and insurance (iv)	448,952	1,359	76,234	526,545
Sales commissions		401,839		401,839
Contact center operations		303,472		303,472
Other third-party services	36,270	108,581	161,069	305,920
Postage and collection fees		268,425		268,425
Marketing		233,770		233,770
Consultants and legal advisors	8,839	14,642	160,456	183,937
Electricity	210,546	7,018	16,376	233,940
ANATEL – Concession Contract extension fee (Note 1)	104,102			104,102
Other costs and expenses	430,468	80,654	117,366	628,488
	6,940,318	1,930,812	884,887	9,756,017

	Consolidated – 09/30/2005
	Cost of services		General &
	rendered and	Selling	Administrative.
	of goods sold	expenses	expenses	Total

Depreciation	2,199,606	43,227	169,939	2,412,772
Interconnection (i)	1,805,511			1,805,511
Network maintenance (ii)	756,721			756,721
Provision for doubtful accounts		401,801		401,801
Personnel	153,597	129,584	157,987	441,168
Cost of handsets, and other. (iii)	525,925			525,925
Rental and insurance (iv)	402,033	4,205	64,647	470,885
Sales commissions		416,942		416,942
Contact center operations		278,788		278,788
Other third-party services	47,180	115,395	133,903	296,478
Postage and collection fees		269,640		269,640
Marketing		203,178		203,178
Consultants and legal advisors	5,724	9,683	116,081	131,488
Electricity	184,600	6,153	14,358	205,111
Other costs and expenses	399,961	84,831	124,044	608,836

	6,480,858	1,963,427	780,959	9,225,244

(i)   Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, imposing a substantial reduction on the margin for fixed-to-mobile services (VC1, VC2 and VC3). In July 2006, with the publication of ANATEL Resolution no 438/2006, approving the Regulation of Remuneration for the Use of SMP Provider Networks, the offsetting of traffic was discontinued, adopting instead the recognition of the revenue and expenses in relation to this traffic.

(ii) The cost of network maintenance is largely represented by the engagement of outsourced network maintenance services, which do not increase the useful life of the assets. The increased expenses are the result of the expansion of the Velox installations and of Oi’s customer base, as well as greater spending on the external network, brought about by changes in the profile of the contractors hired, over the course of the contractual renegotiations carried out.

(iii)    This item refers to the cost of mobile handsets, simcards and other Oi accessories sold, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets.

(iv)    The cost of rental and insurance essentially represents the amounts being paid for the leasing of circuits, mobile platforms, electricity poles, satellite, use of right of way and of the dedicated lines of other telephone service providers, as well as areas used for the installation of Oi transmission towers.
TMAR has a network lease contract with Oi for the provision of switched wireline telephone services using Wireless Local Loop (WLL) technology, the cost of which, in the period ended  September 30, 2006, amounted to a total of R$ 63,148 (09/30/2005 - R$ 60,301).

5       OTHER OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Amortization of negative goodwill on the acquisition of AIX			4,838	4,838
Amortization of goodwill on the acquisition of Pegasus (Note 15)			(56,582)	(56,296)
Amortization of deferred charges (Note 17)			(49,469)	(50,517)
Taxes (i)	(2,280)	(62)	(285,060)	(244,562)
Fines	(2,184)	(1,890)	(8,032)	(25,066)
Fines on late payments(Note 10)			122,509	126,446
Provisions for contingencies (ii)	603	(695)	(373,285)	(406,825)
Rental of infrastructure (iii)			148,446	114,864
Expenses recovered	66	24	32,096	66,231
Bonuses obtained (iv)			61,441	24,260
Technical and administrative services			33,426	32,675
Employee profit-sharing (Note 25b)			(54,003)	(73,335)
Others, net	(5,926)	(178)	(57,759)	(83,493)
	(9,721)	(2,801)	(481,434)	(570,780)

(i)      During the period ended  September 30, 2006, the subsidiaries TMAR and Oi recorded R$ 185,364 (09/30/2005 - R$ 155,809) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

Pursuant to ANATEL instructions, between November 2003 and December 2005, the contributions to the FUST were calculated at the rate of 1.0% of gross operating revenue from telecommunications services, excluding the cost of EILD and interconnection, ICMS, PIS and COFINS taxes and any discounts allowed. Since then, with the alteration of the FUST calculation base brought about by ANATEL Abridgement 1 (later changed to Abridgement 7), the exemption of EILD and interconnection costs is no longer permitted.

Since January 2006 (relating to December 2005), TMAR has been making judicial deposits, under the writ 2006.34.00.000369-4, issued by the 7th Federal Court of the Federal District, of the FUST contribution calculated according to the method defined in the ANATEL Abridgement published on December 19, 2005. This ruling determines that the contribution be levied on amounts received for interconnection and network services and does not allow the deduction of such costs from the calculation base for this contribution. TMAR has filed a writ challenging the constitutional basis of the contribution, the decisions of ANATEL Abridgement 7 and its retroactive application. In April 2006, TMAR and the other telecommunications operators that were joint plaintiffs in the aforementioned writ, obtained a preliminary injunction from the Federal Regional Court (TRF) for the 1st Region, supporting the case that the ANATEL Abridgement cannot be enforced retroactively. FUST contributions relating to December 2005 and January 2006 were deposited in full by TMAR and as from February 2006, only the disputed amount has been deposited.

Telemar and Oi have been making provisions for the difference between the amounts to be paid to FUNTTEL, as calculated in accordance with the criteria in effect prior to December 2003, and the new calculation methodology effective from then on, as a result of the abovementioned ANATEL Abridgement regarding the FUST. In the opinion of the company’s management, the FUNTTEL contributions ought to be calculated and paid using the same criteria as applied to those to the FUST, given the nature and similarity of the two types of contribution. So far, the Ministry of Communications has yet to formalize the procedures for the calculation and payment of this contribution.

Furthermore, for the presentation of the consolidated results, the amounts of the taxes (ISS, PIS and COFINS) that are levied on intra-group revenues and were eliminated in the consolidation have been reclassified, totaling R$ 31,415 (09/30/2005 - R$ 40,965).

(ii)     A breakdown of the contingency expenses is shown in Note 21.

The provisions regarding disputed amounts in relation to ICMS levied on the leasing of IP gateways, INCRA, FUST, FUNTTEL, ICMS credit on electricity and income tax on external operations are recorded in the respective accounts pertaining to these charges, for the amounts shown below:

	Consolidated
	09/30/2006	09/30/2005
Deductions from gross revenue:
Rental of IP gateways		946

Payroll:
INCRA	(556)	(507)

Other operating expenses:
FUST	(36,007)
FUNTTEL	(8,277)	(5,925)
ICMS credit on electricity	(7,384)	(25,815)

Financial expenses:
Income Tax on foreign operations		(40,079)

	(52,224)	(71,380)

(iii)  This item refers to rents charged to the mobile telephone providers for the use of TMAR and Oi’s buildings and infrastructure for the installation of Radio Base-Stations (ERBs). The growth in this operating revenue is tied to the expansion of the wireless network in Region I.

(iv) This item refers to bonuses earned from Oi and TMAR’s suppliers, in accordance with contractual clauses regarding the meeting of purchase volumes of hardware and equipment.

6       FINANCIAL RESULTS (EXPENSES)

	Parent Company		Consolidated
	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Financial income
Interest on financial investments (i)	51,811	207,118	267,067	414,701
Interest on accounts paid in arrears (Note 10)			107,754	123,556
Interest on own capital receivable (ii)	528,752	498,434
Reversal of interest on own capital (ii)	(528,752)	(498,434)
Interest and monetary variation on
outstanding loans to subsidiaries (Note 26)	50,704	1,079
Interest on debentures issued by subsidiaries (Note 26)	3,638	165,217
Monetary restatement of interest on capital and dividends proposed
receivable from subsidiaries (Note 26)	23,051	18,126
Interest and monetary variation on other assets (iii)	16,787	4,868	71,140	23,405
Financial discounts obtained (iv)			65,765	131,248
Other	28,184	22,463	10,418	8,109

	174,175	418,871	522,144	701,019

Financial expenses
Interest on borrowings loans from subsidiaries (Note 26)	(5,501)	(8,753)
Interest on borrowings loans from third parties	(33,645)	(88,922)	(310,290)	(416,932)
Interest on own capital payable (ii)		(182,048)	(121,605)	(312,199)
Reversal of interest on own capital (ii)		182,048	121,605	312,199
Monetary and exchange variation on outstanding borrowings from third parties (v)	83,577	491,744	281,268	1,047,829
Swap and option transactions (v)	(207,059)	(761,997)	(619,375)	(1,606,374)
Income tax on financial transactions and
bank charges, including CPMF (vi)	(33,123)	(35,205)	(172,786)	(253,748)
Monetary restatement of interest on own capital and dividends proposed	(4,702)	(17,556)	(10,466)	(24,686)
Interest on debentures (Note 22)	(84,230)	(172,511)	(251,436)	(172,511)
Monetary restatement of provisions for contingencies (Note 21)	(182)	(67)	(210,920)	(192,409)
IOF and PIS/COFINS on financial income	(59,081)	(46,171)	(66,403)	(78,188)
Interest onfinanced taxes and contributions - REFIS program (Note 20)	(10,344)	(12,089)	(56,969)	(69,945)
Interest and monetary variation on other liabilities	(4,300)	(957)	(35,056)	(42,776)
Financial discounts conceded			(85,255)	(67,514)
Other	(6,019)	(6,596)	(20,385)	(10,961)
	(364,609)	(659,080)	(1,558,073)	(1,888,215)
	(190,434)	(240,209)	(1,035,929)	(1,187,196)

(i) Earnings on financial investments are largely represented by interest on investments in Bank Deposit Certificates (CDBs) and investment funds (see Note 9).

(ii) In view of the tax benefit introduced through the alterations to the income tax legislation in Law no 9,249/1995, the subsidiary TMAR declared interest on own capital amounting to R$ 650,357 during the period ended September 30, 2006, while TNL recognized a total of R$ 528,752.

(iii) This item refers, basically, to the updating of judicial deposits (see Note 14).

(iv) This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(v) During the period ended September 30, 2006, the local currency (real - R$) appreciated 7.7% against the U.S. dollar (09/30/2005 – appreciation of 19.4%).

(vi) The subsidiary TNL Trading made a provision against tax assessment due to failure to pay withholding tax on remittances abroad, during the years 2000, 2001 and 2002, amounting to R$ 35,676. Furthermore, the company paid, of its own volition, of R$ 14,610 relating to the years 2003, 2004 and 2005. In April 2005, a total of R$ 40,079 was paid in relation to this provision.

7    NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Provision for losses on discontinued assets (i)				(4,096)
Disposals permanent asset , net (ii)	(744)	(2)	(7,499)	(11,441)
Equity adjustments (iii)		3,001		1,665
Reversal of provision for losses on tax incentives (iv)			4,746
Other non-operating income (expenses), net			5	242
	(744)	2,999	(2,748)	(13,630)

(i)   This item refers to a provision for losses on the operation of AIX’s ducts (see Note 11).

(ii) This item refers, mainly, to the writing off of network equipment and property, net of any income from the disposal of these assets.

(iii) This item refers to the gains or losses arising from variations in the percentage equity stakeholdings in subsidiaries.

(iv) This item refers to a partial reversal of the provision for losses in relation to tax incentives (see Note 15).

8    INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated
	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Income before income tax, social contribution and minority interest	749,989	679,385	1,266,383	1,357,443

Income tax and social contribution
calculated at the statutory rate (34%)	(254,996)	(230,991)	(430,570)	(461,531)

Adjustments to determine the effective rate:

Tax effect on permanent additions (i)	(2,505)	(18,579)	(32,614)	(34,594)

Permanent exclusion (addition) of equity adjustments (Note 15)	334,849	336,023	38,967	(2,024)

Tax effects of interest on own capital (Note 6)	(179,776)	(107,571)	41,346	106,148

Tax incentives and losses on investments not recorded			1,347

Income tax and social contribution not recorded (Note 12)			(28,774)	(41,789)

Other	2,829	(6,843)	31,612	9,073

Income tax and social contribution,
according to the Income Statement	(99,599)	(27,961)	(378,686)	(424,717)

Effective rate	13.28%	4.12%	29.90%	31.29%

(i) This item refers to the cost of fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions (off shore swaps) by TNL, TMAR and Oi. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated
	09/30/2006	09/30/2005	09/30/2006	09/30/2005

Prior years (a)
Income tax	1,255		(2,605)	29,576
Social contribution		(3)	(87)	12,744

	1,255	(3)	(2,692)	42,320
Current year
Income tax	(47,628)		(374,605)	(333,508)
Social contribution	(17,770)		(126,716)	(116,043)

	(65,398)		(501,321)	(449,551)
Deferred
Income tax on temporary additions	(26,071)	(19,037)	98,289	33,317
Social contribution on temporary additions	(9,385)	(6,853)	27,038	3,402
Income tax on tax losses (b)		(1,093)		(40,132)
Social contribution on taxes losses (b)		(975)		(14,073)

	(35,456)	(27,958)	125,327	(17,486)

	(99,599)	(27,961)	(378,686)	(424,717)

(a) This item, in 2006, basically refers to adjustments in the corporate income tax (IRPJ) and social contribution (CSSL) paid in the previous quarter.

In 2005, it refers to adjustments in the IRPJ and CSSL overpaid in 2004, amounting to R$ 33,317 and R$ 12,744, respectively. There was also a reduction in the IRPJ, of R$ 3,741, in relation to the profit from the operations of the now dissolved companies Telecomunicações do Pará S.A. (Telepará) and Telecomunicações de Roraima S.A. (Telaima) in the calendar years 1999 and 2000.

(b) Under the prevailing legislation, tax losses in relation to income tax and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income. Nevertheless, TMAR has obtained a preliminary injunction that guarantees the offsetting of the tax losses in relation to income tax and the negative social contribution base, for the base years prior to and including 1998, against 100% of the company’s taxable income, but it is maintaining a provision for contingencies in relation to moratorium charges, to the sum of R$ 87,095 (06/30/2006 - R$ 84,811) – (see Note 21), calculated based on the early utilization of these credits. These tax credits had been fully utilized up to January 2005.

9    CASH AND CASH EQUIVALENT

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Cash and banks accounts	14,625	868	60,112	46,408
Short-term investments:
Investment funds (i)	738,369	778,749	2,366,342	2,142,343
CDB (ii)	5,412	11,895	239,142	407,766
Committed operations (ii)			220,950	147,247
Government securities (iii)	47	46	249,000	430,259
Interest-bearing deposits (iv)			221,996	370,134
	758,453	791,558	3,357,542	3,544,157

(i) The short-term investments in investment funds possess immediate liquidity. Of the consolidated total, R$ 997,022 (06/30/2006 - R$ 981,394) is held in foreign investment funds abroad, the portfolio of which essentially comprises U.S. government securities and private securities issued by financial institutions. The other R$ 1,369,320 (06/30/2006 - R$ 1,160,949) is in Brazilian investment funds.

(ii) These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), and possess immediate liquidity.

(iii) This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

(iv) This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, and have immediate liquidity.

Management of the investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of these funds is not required under the terms of CVM Resolution nº 408/2004.

10     ACCOUNTS RECEIVABLE - CONSOLIDATED

	09/30/2006	06/30/2006
Handsets and accessories sold	62,555	111,709
Services billed	3,109,454	3,034,527
Services not yet billed	991,763	993,028
Provision for doubtful accounts	(349,472)	(362,273)

	3,814,300	3,776,991

A breakdown of the amounts receivable, by maturity, is shown below:

	09/30/2006%		06/30/2006%

To be billed	991,763	23.8	993,028	24.0
Not yet due	1,468,878	35.3	1,243,711	30.0
Receivable from other providers	484,557	11.6	484,867	11.7
Overdue up to 30 days	622,405	14.9	730,753	17.7
Overdue between 31 and 60 days	227,811	5.5	271,722	6.6
Overdue between 61 and 90 days	114,768	2.8	149,892	3.6
Overdue more than 90 days	253,590	6.1	265,291	6.4

	4,163,772	100.0	4,139,264	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenues") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial revenue"), recognized in the books upon the issuing of the next bill following payment of the one that is overdue.

A provision for doubtful accounts is made in recognition of probable losses in relation to accounts receivable, taking into account the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter. A breakdown is shown below:

% loss
Overdue bills	provisioned

From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
More than 151 days	100

Once they are 180 days overdue, accounts receivable and the respective provision for doubtful accounts are reversed in the balance sheet.

11  CREDITS RECEIVABLE - LONG TERM

	Parent Company	Consolidated
	09/30/2006	09/30/2006	06/30/2006

Credtis receivable - Barramar S.A. (i)		66,944	68,309
Credits receivable - Hispamar S.A. (ii)		35,133	35,126
Property put up for sale (iii)	9,454	48,695
Provision for losses (iii)	(5,854)	(9,601)

	3,600	141,171	103,435

(i)   The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a session held on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor and ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium. As mentioned in Note 7, in 2005 AIX made a provision to adjust the value of its use of Barramar’s ducts in accordance with its expectation of realization, linked to the future profitability of the Refibra Consortium.

(ii)  In November 2001, TMAR signed an association agreement with Hispamar Satélites S.A., with the aim of reducing the cost of providing services in the north of the country, and specifically the cost of leasing transponders from Embratel. On December 31, 2002, TMAR, along with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., signed a contract for the onerous transfer of the right to use a geostationary Band C satellite launched on August 4, 2004. The price of this transfer of usage right was determined by means of a report by an independent firm of specialists, and came to a total of R$ 28,659, corrected according to the IPC (Consumer Price Index).

The conversion of these credits into an equity stake in Hispamar Satélites S.A. has already been approved by TMAR’s Board of Directors, and is now awaiting the finalization of an agreement between the companies. Accordingly, TMAR will continue to classify these amounts as long-term receivables until such time as they are converted into permanent investments. TMAR’s management estimates that this equity stake will not exceed 20% of that company’s capital stock.

(iii)   On July 26, 2006, the Boards of Directors of TNL and TMAR approved the sale of 14 properties, one belonging to TNL and the rest owned by TMAR, at the average valuation price.

12     DEFERRED AND RECOVERABLE TAXES

	Parent Company				Consolidated
	09/30/2006		06/30/2006		09/30/2006		06/30/2006
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

ICMS recoverable	3	2	3	2	410,069	238,385	398,609	225,213
Income Tax on temporary additions (i)	29,520	99,592	29,520	110,936	154,209	755,709	154,209	769,657
Social contribution on temporary additions (i)	10,627	36,437	10,627	40,520		251,895	55,515	261,244
Income Tax on tax losses (i)					55,515	381,449		381,449
Social contribution on tax losses(i)						134,023		134,023
Income Tax recoverable	184,095		187,184		203,440		206,130
Social contribution recoverable	12,832		1,493		19,826		7,940
Witholding tax	109,083		139,121		196,754		229,347
Other taxes recoverable	7,692		7,692		97,068		97,449

	353,852	136,031	375,640	151,458	1,136,881	1,761,461	1,149,199	1,771,586

(i) TNL and its subsidiaries record deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next 10 fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31:

2006	10,037	52,431
2007	30,562	249,202
2008	25,961	245,443
2009	23,971	245,961
2010 to 2012	85,645	545,528
2013 to 2015		394,235

	176,176	1,732,800

For those direct and indirect subsidiaries that, as at September 30, 2006, did not have a profitable background and/or have any expectation of generating sufficient taxable income over the next 10 fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base were not fully recognized. The credits that were not recognized in the books amounted to a total of R$ 277,523 (06/30/2006 - R$ 278,425), of which R$ 234,314 relates to Oi (06/30/2006 - R$ 234,731).

Furthermore, the tax credits on timing differences that were not recognized in the books amounted to R$ 118,774 (30/06/2006 - R$ 104,531), as at September 30, 2006.

13     PREPAID EXPENSES

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Financial charges (i)	87,471	91,093	244,904	258,487
Subsidies on Oi handsets (ii)			238,453	254,950
FISTEL fee (iii)			141,307	185,672
Insurance	600	1,234	4,397	8,952
Taxes and contributions	78	83	13,120	16,851
Other (iv)	1,484	2,330	77,899	111,566

	89,633	94,740	720,080	836,478

Short term	3,483	4,945	487,376	587,947
Long term	86,150	89,795	232,704	248,531

(i) Financial charges and premiums paid in advance, when obtaining loans or financing or issuing debentures (see Notes 18 and 22), are amortized over the period that the contract is in effect.

(ii) This item refers to the sale of post-paid handsets, on which the average subsidy amounts to R$ 300, based on the effective additions, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if they cancel or migrate to a prepaid plan.

(iii) This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). The fee is deferred for amortization against the results during the average customer churn period, estimated at 24 months, involving a total amount of R$ 100,571 (06/30/2006 - R$ 104,198). Furthermore, advance payment of FISTEL fees by TMAR and Oi are also recorded under prepaid expenses, in compliance with the prevailing legislation, and are appropriated on a monthly basis over the course of the year, involving a total amount of R$ 40,736 (06/30/2006 – R$ 81,474).

(iv) This item refers to the expense of annual contracts involving transit rights and the leasing of circuits, equipment and poles, among other things.

14   JUDICIAL DEPOSITS

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Fiscal	4,054	2,627	544,936	531,632
Labor	25	25	307,293	279,967
Cívil	1,824	1,823	230,434	207,981
Judicial embargo	48	46	225,069	216,060

	5,951	4,521	1,307,732	1,235,640

TNL and its subsidiaries maintain judicial deposits in order to ensure their right to appeal in civil, labor and fiscal proceedings. The tax claims include the following:

	Consolidated
	09/30/2006%		06/30/2006%

ICMS assessments	69,198	12.7	67,268	12.6
ICMS assessments (Agreement 69/1998)	127,880	23.5	124,486	23.4
INSS	107,314	19.7	116,739	21.9
IPTU	34,269	6.3	33,866	6.4
FUST (Note 5)	44,599	8.2	35,913	6.8
Other (i)	161,676	29.6	153,360	28.9

	544,936	100.0	531,632	100.0

(i) This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the “Secretaria da Receita Federal (Brazilian Internal Revenue Service)”, as well as the suspension of the liability for other charges by the State and Municipal Public Treasuries.

For those claims where there is considered to be a probable risk of loss, provisions for INSS (social security) and IPTU (municipal real estate tax) contingencies have been recorded, amounting to R$ 56,256 (06/30/2006 - R$ 55,098) and for ICMS (value added tax) totalling R$ 252,245 (06/30/2006 – R$ 242,265).

Pursuant to the pertinent legislation, since June 2006, the fiscal judicial deposits have been monetarily restated, with a total of R$ 117,922 recorded as prior years’ adjustments and R$ 39,030 against net income, according to the following rates of interest or indices:

  Federal and State taxes - Variations of the SELIC (Central Bank Interest Rate) rate; and
  Municipal taxes - UFIR (Fiscal Interest Reference Unit).

15  INVESTMENTS

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006
Investments evaluated by the equity accounting method	9,282,481	9,091,295
Goodwill paid on the acquisition of Pegasus, net (i)			94,302	113,163
Tax incentives	10,698	10,698	48,621	42,789
Provision for losses on tax incentives (ii)	(3,143)	(3,143)	(32,390)	(28,843)
Other investments	77	77	4,863	5,108

	9,290,113	9,098,927	115,396	132,217

The results of the equity adjustment arising from gains and losses caused by variations in the company’s stake in the capital stock of investees is classified as "Non-operating income/(expenses)" (see Note 7).

(i)   This item refers to the goodwill paid by TMAR in its acquisition of Pegasus, on December 27, 2002, grounded in the expected future profitability of its operations and based on economic-financial evaluations carried out by third parties, as well as the gains from synergies between the operations of TMAR and Pegasus. This premium is being amortized over a period of 5 years as from January 2003.

(ii)  This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

	Shareholders	Net income	Shareholding - %		Number of shares (thousand)		Equity adjustment		Dividends and interest on	Investment value
Subsidiary	equity	(loss) for the period	Total capital	Voting capital	Common	Preferred	09/30/2006	09/30/2005	own capital receivable	09/30/2006	06/30/2006

TMAR (i)	11,312,037	1,056,499	80.89	97.24	107,187	134,481	980,676	507,864	523,970	9,267,048	9,076,163
Telemar Telecomunicações	9,766	(248)	100	100		2	(248)	419,300		9,766	9,586
TNL.Net	5,285	351	100	100	24,001		351	365		5,285	5,158
HiCorp (iii)							4,076	64,488
TNL Trading	28	(5)	100	100	55,524		(5)	(41,506)		28	34
TNL PCS Participações	354		100	100	354					354	354
Contax Participações (ii)								(3,717)

							984,850	946,794	523,970	9,282,481	9,091,295

Other investments										7,632	7,632

										9,290,113	9,098,927

(i) The equity in TMAR’s earnings is determined by the direct shareholding percentage after excluding treasury stock, which is 81.92% for TNL (09/30/2005 – 43.78% at TNL and 38.14% at Telemar Telecomunicações, all the shares of which are in the hands of TNL, as mentioned in Note 1).

(ii) On November 26, 2004, TNL published a Relevant Event release announcing the approval by the Board of Directors of the spin-off of the activities of the contact center, run by TNL Contax. The transaction was approved at an Extraordinary General Meeting of TNL’s shareholders, held on December 29, 2004. Transfer of the share control of Contax Participações was completed on March 1, 2005, at which time the equity pick-up for December 2004, amounting to R$ 3,717, was reversed.

(iii) As mentioned in Note 1, on April 28, 2006, an Extraordinary General Meeting of TNL’s shareholders approved the Protocol and Justification for the Absorption of HiCorp Comunicações Corporativas S/A. by the parent company TNL, in view of the interest in proceeding with the corporate restructuring of the companies that comprise the Telemar Group. The same Shareholders’ Meeting also approved the findings of the accounting appraisal of the net equity of HiCorp Comunicações Corporativas S/A (“merged company”), prepared by a firm of experts, which amounted to R$ 108,822, the book value at March 31, 2006.

Changes in the company’s investments are largely the result of equity in the earnings of its subsidiaries.

The balance sheet of HiCorp as at March 31, 2006, the base date for the merger, may be summarized as follows:

Assets		Liabilities

Current		Current
Cash & cash equivalents	4	Suppliers	25
Taxes recoverable	1,804	Taxes payable	1,899
Other accounts receivable	11	Interest on own capital	2,609
		Other liabilities	65
	1,819		4,598

Long term
Loans to parent company	110,055	Net equity
		Capital stock	5,001
Permanent		Revenue reserves	1,000
Property, plant & equipment	1,546	Retained earnings	102,821
			108,822
Total assets	113,420	Total liabilities	113,420

The income statement of HiCorp as at March 31, 2006 may be summarized as follows:

Cost of services rendered	(60)

Gross loss	(60)

Operating income (expenses)
Selling expenses	(867)
General and administrative expenses	(454)
Other operating income (expenses), net	2,701

1,380

Operating income before financial results	1,320

Financial results, net	4,647

Income before income tax and social contribution	5,967

Income tax and social contribution	(1,891)

Net profit for the year	4,076

16        PROPERTY, PLANT & EQUIPMENT

			Parent Company
			09/30/2006	06/30/2006
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Buildings	1,089	(412)	677	10,229	4 to 10
Land	8,209		8,209	8,810
Hardware and software	23,108	(19,895)	3,213	3,636	20
Other assets	10,667	(7,264)	3,403	3,565	10 to 20
Other equipment	831	(285)	546	568
	43,904	(27,856)	16,048	26,808

			Consolidated
			09/30/2006	06/30/2006
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

TMAR switching equipment	9,159,323	(8,742,924)	416,399	470,361	20
Oi switching equipment (i)	1,019,904	(264,552)	755,352	710,309	10
TMAR transmission equipment	8,556,242	(6,949,956)	1,606,286	1,526,578	20
Oi transmission equipment (i)	2,055,019	(569,239)	1,485,780	1,448,215	10
Terminal equipamet	2,227,331	(2,116,167)	111,164	142,194	13 to 20
Trunking switches	5,768,477	(5,077,284)	691,193	749,668	5 to 20
Cables (access network)	6,048,208	(3,399,612)	2,648,596	2,670,415	5 to 20
Other equipment	1,830,090	(1,328,441)	501,649	504,865	10 to 20
Underground ducting	1,991,684	(1,246,266)	745,418	759,003	4
Poles and towers	912,024	(376,898)	535,126	525,275	4 to 5
Hardware and software	1,902,266	(1,244,513)	657,753	618,473	20
Buildings	2,048,078	(1,318,557)	729,521	778,908	4 to 10
Land	148,768		148,768	156,093
Leasehold Improvements	585,832	(195,357)	390,475	383,426	10
Other assets	691,555	(455,332)	236,223	253,272	10 to 20
Construction in progress	353,594		353,594	486,287
Inventory for network expansion	123,983		123,983	119,506
Right of use – Oi (ii)	1,236,567	(371,383)	865,184	887,360	7

	46,658,945	(33,656,481)	13,002,464	13,190,208

(i)         The rates of depreciation for the transmission and switching equipment belonging to Oi are supported by the internal assessment of their useful lives. The assessment is based mainly on the questions of technological obsolescence and physical wear and tear, and is in line with the normal practices adopted in the wireless telephony segment.

(ii)        This item refers to the right to use of the radio frequencies acquired by Oi for R$ 1,102,007, in March 2001, the validity of which extends to March 12, 2016, and may be renewed for a second 15-year period. The financial charges incurred up to Oi’s operational start up, totalling R$ 63,942, have been capitalized. In July 2003 and January 2004, Oi acquired authorization for the use of other blocks of radio frequencies, valid up to March 12, 2016, for a total of R$ 70,618, in order to improve the signal penetration in certain areas.

17  DEFERRED CHARGES - CONSOLIDATED

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and are being amortized based on economic feasibility studies conducted by third parties. The average amortization periods are estimated at ten years for Oi Internet, AIX e Oi.

The balances per subsidiary may be summarized as follows:

			09/30/2006	06/30/2006
		Accumulated	Residual	Residual
	Cost	amortization	value	value

Oi	631,633	(269,888)	361,745	377,472
TNL PCS Participações (i)	3,770		3,770	339
AIX	21,512	(10,245)	11,267	11,831
TNL (i)	2,666	(2,666)
Oi Internet	4,000	(700)	3,300	3,400
	663,581	(283,499)	380,082	393,042

(i)   From the absorption of HiCorp (see Note 1).

18  LOANS AND FINANCING

					Parent Company		Consolidated
	Inception	Maturity	Guarantees	Financial charges	09/30/2006	06/30/2006	09/30/2006	06/30/2006
(a) In local currency

BNDES (i)	12/2000	01/2008	TNL endorsement and TMAR receivables	TJLP + 3.85% p.a.			575,147	680,561

BNDES (ii)	12/2003	01/2011	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			342,526	360,999

BNDES (iii)	09/2004	10/2012	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.			577,526	599,124

BNDES (iv)	07/2005	08/2013	TNL endorsement and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			84,078	84,789

BNDES	12/2005	12/2013	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			24,327	24,241

Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	11.9% p.a. and 10.5% p.a.			183,607	174,907

Others							12,500	12,500

With subsidiaries			No guarantee	104% of the CDI rate	5,726	5,724

Financial charges					976	797	6,977	7,777

				Total in local currency	6,702	6,521	1,806,688	1,944,898

						Parent Company		Consolidated
(b) In foreign currency	Inception	Maturity	Guarantees	Currency	Financial charges	09/30/2006	06/30/2006	09/30/2006	06/30/2006

BNDES (i)	12/2000	01/2008	TNL endorsement and	UMBND (x)	BNDES variable
			TMAR receivables		rate + 3.85% p.a.			151,108	181,978

BNDES (ii)	12/2003	01/2011	TNL endorsement and	UMBND (x)	BNDES variable
			TMAR receivables		rate + 4.50% p.a.			59,640	63,973

ABN AMRO Bank N.V. (v)	08/2001	08/2009	TNL endorsement	US$	LIBOR + 0.50% p.a.
					to 3.81% p.a.			516,037	766,189

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			130,452	129,858

ABN AMRO Bank S.A.	06/2005	06/2010	No guarantee	US$	5.51% p.a.			36,526	36,360

ABN AMRO Bank S.A.	12/2005	12/2010	No guarantee	US$	4.93% p.a.			20,003	19,912

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			65,226	64,929

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			130,842	130,246

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			33,301	33,150

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			43,484	43,286

ABN AMRO Bank S.A.	02/2006	01/2009	No guarantee	US$	5.40% p.a.			29,368	29,234

BANESPA - Banco do Estado de	01/2004	01/2007	No guarantee	US$	6.5% p.a.			17,394	17,314
São Paulo S.A.

EDC - Export Development Corporation	01/2000	04/2007	No guarantee	US$	LIBOR + 3.0% p.a.	19,568	19,479	19,568	19,479

						Parent Company		Consolidated
	Inception	Maturity	Guarantees	Currency	Financial charges	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Fuji Bank, Limited	11/2000	09/2006	No guarantee	US$	LIBOR + 1.5% p.a.		19,675		19,675

KFW - Kreditanstalt Für Wiederaufbau (vi)	02/2003	08/2012	TNL endorsement and lien on Oi equipment	US$	LIBOR + 0.75% p.a.			106,277	114,609

FINNVERA - Finnish Export Credit (vi)	02/2003	02/2012	TNL endorsement and Pledge on Oi equipment	US$	LIBOR + 1.1 % p.a.			239,162	259,716

FINNVERA - Finnish Export Credit (v)	11/2004	08/2010	TNL endorsement and Pledge on Oi equipment	US$	LIBOR + 1.685% p.a. and 4.56% p.a.			107,552	107,062

Nordic Investment Bank - NIB (vi)	03/2003	02/2012	TNL endorsement and Pledge	US$	LIBOR + 4.3 % p.a.
			on Oi equipment					44,843	48,697

Nordic Investment Bank – NIB (v)	11/2004	08/2010	TNL endorsement and Pledge	US$	LIBOR + 1.625% p.a.
			on Oi equipment		and 4.5% p.a.			43,484	43,286

Société Générale / Coface (vi)	02/2003	11/2012	TNL endorsement and Pledgen	US$	LIBOR + 0.75% p.a.
			on Oi equipment					81,798	81,426

KFW - Kreditanstalt Für Wiederaufbau	06/2000	10/2009	No guarantee	US$	8.75% to 11.87% p.a.			89,505	95,590

KFW - Kreditanstalt Für Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.8% p.a.
					and 4.5% p.a.			96,698	110,724

JBIC - Japan Bank for	08/2001	01/2010	No guarantee	Yen	1.65% p.a.
International Cooperation (vii)						301,040	353,615	301,040	353,615

JBIC - Japan Bank for	01/2003	01/2011	No guarantee	Yen	Japanese interbank
International Cooperation (vii)					rate + 1.25% p.a.	308,719	352,562	308,719	352,562

Unibanco - União de Bancos Brasileiros S.A.	12/2004	12/2007	No guarantee	US$	4.90% p.a.			7,844	7,808

Banco Bilbao Vizcaya Argentaria S.A.	07/2000	12/2006	TNL endorsement	US$	6.84% p.a.			2,414	2,403

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			65,226	64,929

						Parent Company		Consolidated
	Inception	Maturity	Guarantees	Currency	Financial charges	09/30/2006	06/30/2006	09/30/2006	06/30/2006

Unibanco - União de Bancos	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	324,634		324,634
Brasileiros S.A. (ix)

SEB Merchant Banking	03/2002	10/2006	No guarantee	US$	LIBOR + 2.75% p.a.		8,769		8,769

Société Générale	12/2002	06/2007	No guarantee	US$	LIBOR + 5% p.a.	9,629	9,585	9,629	9,585

Deustche Bank GB	01/2004	01/2007	No guarantee	US$	LIBOR + 4% p.a.			8,334	16,593

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			26,499	26,379

Senior Notes (viii)	12/2003	12/2013	No guarantee	US$	8 % p.a.	326,130	324,645	326,130	324,645

Financial charges						11,807	6,852	78,925	67,426

				Total in foreign currency		1,301,527	1,095,182	3,521,662	3,651,407

				Total loans and financing		1,308,229	1,101,703	5,328,350	5,596,305

			Balance of foreign currency swap operations			599,403	655,614	1,403,858	1,766,386
			Loans and financing - short term			393,543	434,238	2,021,822	2,371,433
		Loans and financing - long term				1,514,089	1,323,079	4,710,386	4,991,258

(a) Turnover of loans and financing during the period ended September 30, 2006 (consolidated)

Balance at			Financial	Balance a
06/30/2006	Additions	Amortization	charges	09/30/2006

7,362,691	336,350	(1,183,753)	216,920	6,732,208

(b) Description of the principal loans and financing

(i)   This item refers to the utilization of the resources of special lines of credit, for the acquisition and installation of equipment, infrastructure and other items, under the terms of the "Program of Support to Investment in Telecommunications". The financial charges and principal are due on a monthly basis, until January 2008. As at December 31, 2005, TMAR was in compliance with the financial covenants set forth in the contract.

(ii)  During the period December 2003 to October  2004, TMAR  drew down R$ 529,635 under a loan contract closed with BNDES (Brazilian Development Bank) in December  2002, with the aim of financing its planned capital expenditure for the years 2002, 2003 and 2004. The funds were invested in the expansion of the telecommunications network and in operational improvements. The financial charges were due quarterly, until January 2005, and became due monthly, from May 2005 until January 2011. The principal is payable on a monthly basis, as from May 2005.

(iii) In September 2004, Oi closed a financing contract with BNDES, amounting to R$ 663,000, and has drawn down R$ 585,000 of this, R$ 400,000 in September 2004 and R$ 185,000 in May 2005, with the aim of financing its capital expenditure plan. The financial charges came due on a quarterly basis, until April 2006, when they became monthly, from May 2006 until October 2012. The principal is payable on a monthly basis, as from May 2006. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of this financing to TMAR.

(iv) In July 2005, TMAR closed a loan contract with BNDES, amounting to R$ 217,945, drawing down R$ 80,000 in July 2005, with the aim of financing its PGMU (General Target Plan for Universal Access). The financial charges were due quarterly, until August 2006, becoming monthly from September 2006 until August 2013. The principal is payable on a monthly basis, as from September 2006.

(v) In August 2001, Oi obtained a line of credit for US$ 1.425 billion from a consortium of banks and suppliers (Nokia, Siemens and Alcatel), led by ABN AMRO Bank N.V., to cover both capital expenditure and working capital. After carrying out three restructurings of the loan, the most recent in August 2005, the balance of this line at September 30, 2006 was US$ 307 million, after discounting amortization up to that date, with no balance left to be withdrawn. In November 2003, the debt was transferred from Oi to TMAR.

(vi) In December 2002, Oi closed a financing contract with KFW - Kreditanstalt Für Wiederaufbau, Nordic Investment Bank, Société Générale/Coface and Finnish Export Credit – Finnvera, amounting to US$ 300 million, in partial substitution of the line of credit taken out with ABN AMRO Bank N.V.. In November 2003, the debt was transferred from Oi to TMAR.

(vii)In August 2001 and January and February 2003, TNL obtained R$ 1,646,110 from JBIC - Japan Bank for International Cooperation, to finance capital expenditure by TMAR.

(viii)On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) through the issuing of non-convertible "Senior Notes" abroad. JP Morgan coordinated the issue, while BB Securities and Credit Suisse - First Boston (CSFB) participated in the distribution. These securities are remunerated at the rate of 8% p.a. and mature in August 2013, with TNL having the annual option of early redemption as from the 5th year. There are no guarantees. The funds are to be used for various corporate purposes. On December 1, 2005, TNL effected the early redemption of some of these Senior Notes, to the sum of US$ 150 million, which were subsequently cancelled.

(ix) In September 2006, TNL obtained R$ 322,650 from Unibanco (União de Bancos Brasileiros S.A.), through the on-lending of funds from abroad (Resolution 2770), for the purpose of providing TNL with working capital.

(x)  BNDES announces its currency basket rate on a daily basis.

The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%

In local currency
2007	6,702	0.4	175,080	3.7
2008			254,401	5.4
2009			218,455	4.6
2010			218,455	4.6
2011			145,997	3.1
2012 onwards			142,585	3.1

	6,702	0.4	1,154,973	24.5

In foreign currency
2007			83,031	1.8
2008	638,194	42.2	1,602,665	34.0
2009	297,272	19.6	940,800	20.0
2010	196,489	13.0	385,021	8.2
2011	49,302	3.3	155,496	3.3
2012 onwards	326,130	21.5	388,400	8.2

	1,507,387	99.6	3,555,413	75.5

Total
2007	6,702	0.4	258,111	5.5
2008	638,194	42.2	1,857,066	39.4
2009	297,272	19.6	1,159,255	24.6
2010	196,489	13.0	603,476	12.8
2011	49,302	3.3	301,493	6.4
2012 onwards	326,130	21.5	530,985	11.3

	1,514,089	100.0	4,710,386	100.0

19  TAXES PAYABLE AND DEFERRED

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006		06/30/2006
	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			447,226	14,646	516,665	28,945
ICMS - agreement 69/1998 (ii)			1,108	176,922	224	170,320
PIS and COFINS	15,626	16,552	108,060		110,649
Income tax payable	48,055	34,594	129,073		165,429
Social contribution payable	17,672	12,923	48,993		52,498
Deferred income tax and
social contribution – Law no 8,200/1991			12,507		12,951
Other	1,891	695	31,337		41,967
	83,244	64,764	778,304	191,568	900,383	199,265

(i) Various municipal, state and federal taxes are levied on telecommunications services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Rio Grande do Sul; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 25% for all the other states.

(ii)  Since June 2006, monetary restatement, using the SELIC (Brazilian Central Bank Interest rate) rate, has been applied to the amounts backed by judicial deposits (see Note 14), with R$ 40,084 recorded as prior years’ adjustments and R$ 3,910 against net profit for the year.

20  REFIS II – Tax Refinancing Program

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES (Tax Refinancing Program – also known as “REFIS II”), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned Law, TNL and its subsidiaries are obliged to maintain regular payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever happens first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 10,486 (TNL) and R$ 91,018 (consolidated) were settled on time during the period ended September 30, 2006, in compliance with the provisions of CVM Instruction nº 346, which deal with the regularity of the payments as an essential requirement for sustaining the conditions provided for under REFIS II.

The REFIS II amounts are as follows:

	Parent Company				Consolidated
	09/30/2006		06/30/2006		09/30/2006		06/30/2006
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

COFINS					64,423	366,258	63,230	375,283
CPMF	3,870	41,279	3,798	41,464	26,954	171,936	26,454	175,365
Income tax					11,832	65,033	11,613	66,732
Social contribution					3,979	25,990	3,905	26,485
INSS - SAT					2,821	21,384	2,990	21,495
IOF	10,478	111,771	10,284	112,272	13,757	130,156	13,504	131,122
PIS					572	3,468	561	3,544

	14,348	153,050	14,082	153,736	124,338	784,225	122,257	800,026

A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

				Consolidated
				09/30/2006	06/30/2006
	Principal	Fines	Interest	Total	Total
COFINS	310,408	31,169	89,104	430,681	438,513
CPMF	144,502

		14,451	39,937	198,890	201,819
Income tax	42,121

		9,946	24,798	76,865	78,345
Social contribution	16,620

		3,711	9,638	29,969	30,390
INSS - SAT	14,194

		2,453	7,558	24,205	24,485
IOF	105,396	10,540	27,977	143,913	144,626
PIS	2,575	287	1,178	4,040	4,105

	635,816	72,557	200,190	908,563	922,283

These amounts are monetarily restated according to the variations of the TJLP (Long Term Interest Rate), with R$ 10,344 (TNL) and R$ 56,969 (consolidated) being recognized as “Financial expenses” in the period ended September 30, 2006 (see Note 6).

On September 30, 2006, the payment flows through the REFIS II, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining eleven years and eight months, total R$ 126,952 (TNL) and R$ 737,292 (consolidated).

Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES Special Installments program, TMAR felt obliged to file a lawsuit in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this end, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits, of approximately R$ 3 million per month, are being made until such time as an administrative or judicial decision is handed down, determining the correct balance of the debts included in the PAES. More recently, in May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, the same error has been committed by the SRF, unduly including amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, due to supposed default. Since this exclusion is totally unfounded, given that the calculation of the installments paid is based on amounts that were asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 157,312 (consolidated), will be transferred to current liabilities and would result in the complementary recording of financial charges amounting to approximately R$ 13 million.

21  PROVISIONS FOR CONTINGENCIES

(a)  Composition of the book Values

		Parent Company		Consolidated
		09/30/2006	06/30/2006	09/30/2006	06/30/2006

	Fiscal
(i)	ISS	424	424	49,492	49,363
	INSS (joint responsibility,
	professional fees and indemnifications)			45,794	44,636
(ii)	ICMS tax assessments			224,263	242,265
(iii)	ILL - tax on net income			40,500	39,795
(iv)	Tax loss carryfowards			87,095	84,811
(v)	Other claims	4	4	165,643	151,123

		428	428	612,787	611,993

	Labor
(i)	Hazardous work conditions premium			121,765	117,316
(ii)	Salary differences/equalization of salary scales	11	10	106,935	106,510
(iii)	Indemnifications	23	22	98,340	77,539
(iv)	Overtime	604	580	369,736	360,630
(v)	Claims by outsourced personnel	13	13	268,013	245,531
(vi)	Other claims	33	87	162,051	175,839

		684	712	1,126,840	1,083,365
	Civil
(i)	Small claims courts			75,475	75,134
(ii)	ANATEL fines			63,679	35,164
(iii)	ANATEL estimates			98,256	145,709
(iv)	Fundação Atlântico Seguridade Social indemnity				75,509
(v)	Other claims		2,319	197,687	198,607

			2,319	435,097	530,123

		1,112	3,459	2,174,724	2,225,481

In accordance with the terms of the respective legislation, the provisions for contingencies are restated monetarily on a monthly basis, based on the following indices and interest rates:

Fiscal:     Variations of the SELIC (Brazilian Central Bank Interest rate) rate and UFIR (Fiscal Unitof Interest Reference);
Labor:     Interest Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;
Civil:       Variations of the TR (Interest Reference Index), plus 0.5% per month and ANATEL
               - IGP-DI inflation index.

(b)  Breakdown of the claims according to level of risk, as at September 30, 2006 (consolidated)

	Fiscal	Labor	Civil	Total

Probable	612,787	1,126,840	435,097	2,174,724
Possible	5,640,602	804,390	436,991	6,881,983
Remote	262,159	1,085,706	389,351	1,737,216

Total	6,515,548	3,016,936	1,261,439	10,793,923

(c)  Summary of changes in the balances of the provisions for contingencies

	Parent Company
	Fiscal	Labor	Civil	Total

Balance at December 31, 2005	428	670	2,239	3,337
Additions, net of reversions (Note 5)		(25)		(25)
Write-downs due to settlement		(4)		(4)
Monetary restatement (Note 6)		71	80	151

Balance at June 30, 2006	428	712	2,319	3,459

Additions, net of reversions (Note 5)		(47)	(531)	(578)
Write-downs due to settlement			(1,800)	(1,800)
Monetary restatement (Note 6)		19	12	31
Balance at September 30, 2006	428	684	0	1,112

	Consolidated
	Fiscal	Labor	Civil	Total

Balance at December 31, 2005	472,917	1,002,427	462,722	1,938,066
Additions, net of reversions (Note 5)	107,541	58,140	132,374	298,055
Write-downs due to settlement	(30,034)	(43,753)	(71,873)	(145,660)
Monetary restatement (Note 6)	61,569	66,551	6,900	135,020

Balance at June 30, 2006	611,993	1,083,365	530,123	2,225,481

Additions, net of reversions (Note 5)	25,560	51,567	50,327	127,454
Write-downs due to settlement	(43,835)	(50,443)	(159,833)	(254,111)
Monetary restatement (Note 6)	19,069	42,351	14,480	75,900
Balance at September 30, 2006	612,787	1,126,840	435,097	2,174,724

 (d)  Probable contingencies (consolidated)

Fiscal:

(i) ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provisioned represents the portion of assessments that the company’s legal advisers consider to be liable to the incurring of loss.

(ii) ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to non-compliance with obligations regarding access. The change that occurred during the period ended September 30, 2006 stems from the company’s decision to make full provision against the tax assessment notice in relation to an ICMS credit on electricity. In 2005, the company filed lawsuits throughout Brazil questioning this credit and in most cases the proceedings are at the stage of technical examination. The change is also due to a review of the risk of incurring losses in regard to certain assessments, based on the opinion of the company’s legal advisors and the decision of the “Conselho de Contribuintes (Taxpayers’ Council).

(iii) ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, though the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been made regarding the criteria for restating these credits monetarily. The change that occurred during the period ended September 30, 2006 relates to monetary restatement.

(iv) Compensation for tax losses and a negative contribution base - As disclosed in Note 8, TMAR has obtained a preliminary injunction guaranteeing compensation for tax losses and a negative calculation base, when ascertained for the base years prior to and including 1998, offsetting this against 100% of future taxable income. The change that occurred during the period ended September 30, 2006 relates to monetary restatement.

(v) Other claims - These largely relate to provisions to cover IPTU tax assessments, amounting to R$ 10,462 (06/30/2006 – R$ 10,462), questioning of the FUNTTEL and FUST calculation bases (see Note 5), amounting to R$ 24,512 (06/30/2006 – R$ 21,041) and R$ 52,278 (06/30/2006 – R$ 40,137), respectively, and sundry tax assessments relating to income tax and social contribution charges, to the sum of R$ 34,187 (06/30/2006 – R$ 32,982).

Labor:

There has been an increase in the payments in settlement of claims, resulting from agreements with the labor union Sinttel in the states of Maranhão, Rio de Janeiro, Pernambuco and Espírito Santo, and there has also been a significant increase in the volume of labor lawsuits, as a result of: (a) the impact on staff of the restructuring of previous years; (b) the FGTS contract rescission penalty incentive to recover the inflation differences in relation to the Verão and Collor economic plans; (c) an increased number of lawsuits due to the knock-on effect of the decommissioning of network maintenance companies whose performance was not up to the quality standards required by the Telemar Group; (d) expansion of the jurisdiction of the labor courts following the publication of Constitutional Amendment nº 45; and (e) increased labor union powers to act as a legal substitute.

The principal contingencies, broken down according to the nature of the proceedings, are summarized below:

(i)   Harzardous work conditions premmium - Reflects the expectation of losses in proceedings relating to demands for an additional risk payment by employees who work in environments that may be considered dangerous, particularly those close to high-voltage electrical installations.

(ii)  Salary differences/equalization of salary scales - Represents amounts arising from remuneration differences among the employees, claimed by those whose receive lower pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

(iii) Indemnifications - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, among which one may cite: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus provided for in the collective labor agreement.

(iv) Overtime - Complaints relating to requests for overtime payments, for work done outside normal working hours.

(v)  Clains by outsourced personnel - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

(vi) Other claims - Refer to a variety of issues relating to requests for additional payments for length of service, unhealthy working conditions, profit share, night shift, and travel expenses, among others. The principal items are shown below:

	Parent Company		Consolidated
	09/30/2006	06/30/2006	09/30/2006	06/30/2006
Pension supplement	26	25	25,751	22,142
Wage differences		51	16,844	17,854
Sundry labor fines	6	5	36,702	42,289
PIRC/PDI – voluntary retirement plan			18,946	18,630
Other	1	6	63,808	74,924

	33	87	162,051	175,839

Civil:

(i) Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. The change that occurred during the period ended September 30, 2006 is mainly due to moves by the judiciary to settle the claims and the implementation of a new system using a different calculation methodology at all the branch offices. During the 3rd quarter of 2006, payments were made in settlement of various of these suits, to the sum of R$ 24,493 (06/30/2006 - R$ 19,177), offset by new provisions amounting to R$ 24,834 (06/30/2006 - R$ 13,451).

(ii) ANATEL fines - The change in the 3rd quarter of 2006 is basically the result of monetary correction amounting to R$ 5,025 (06/30/2006 – R$ 575), a supplementary provision of R$ 62,752 (06/30/2006 – R$ 5,799) and payments totalling R$ 39,262 (06/30/2006 – R$ 9,971), largely due to the updating of the estimated amount of fines arising from all failures to meet quality targets (PGMQ) and claims relating to telephone cards.

(iii) ANATEL estimates - The change in the 3rd quarter of 2006 basically refers to the reversal of the provision by R$ 47,453 (06/30/2006 – R$ 6,373), due to the updating of the estimated amounts and transfers to “ANATEL fines” as a result of the effective imposing of fines by the regulatory body.

(iv) Fundação Atlântico Seguridade Social- (Social Security Foundation) indemnity - Based on the opinion of outside consultants, the company’s management recorded a provision in 2002 against a claim for indemnification by SISTEL (Sistel Social Security Foundation), in relation to their rescission of a contract for the renting of a building in Rio de Janeiro. The amount of the 2002 provision to cover settlement of said claim was re-evaluated as a result of the transfer of the administration of the company’s pension plans to the “Fundação Atlântico de Seguridade Social – FASS”, which included an evaluation and pledging of obligations to the sponsors, considering the rents lost to the foundation as a result of the rescission. On July 13, 2006, aformal agreement was reached between the parties, which involved TMAR paying the sum of R$ 80,000 on July 26, 2006.

(v)  Other claims - These refer to various lawsuits in progress in relation to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the 3rd quarter of 2006 is the result of a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as the re-evaluation of the amounts provisioned to cover losses arising from contractual rescission lawsuits.

(e) Possible contingencies (not provided for)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provisions for contingencies have been made.

The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal

The amounts shown are based on the totals of the lawsuits and the tax assessments and notifications, which in many cases are arbitrated, there being no details provided in relation to the infraction. Hence, there may be significant differences in relation to the real amounts under discussion.

ICMS - In July 1999, the amount involved in a judicial dispute in Rio de Janeiro regarding the ICMS tax levied on international calls made from Brazil was estimated at approximately R$ 104,480 (tax assessments). There is doubt as to the responsibility for these payments, should they come to be charged, since TMAR has no revenues corresponding to these services during the period in question. In February 2000, TMAR obtained a favorable response from the Taxpayers’ Council of Rio de Janeiro, which was reversed by a partially unfavorable judgment from the State Revenue Department (SRE-RJ), which understood that the responsibility for the payment, up to the introduction of the CSP (Provider Selection Code), was TMAR’s (May 1998). TMAR has obtained favorable administrative and judicial decisions in other states, such as Bahia, Minas Gerais and Roraima, in regard to the responsibility of the service provider for long distance international services.

In addition, there are various other ICMS tax assessments, amounting to approximately R$ 735,362, in relation to certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base. There are also possible risks in relation to: (i) the offsetting of credits in relation to the acquisition of goods and other inputs needed for network maintenance, amounting to approximately R$ 255,416; and (ii) tax assessments relating to non-compliance with access obligations, amounting to R$ 61,389.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,028,596, have not been provided for, being classified as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 390,567 relating to joint liability, the applicable percentage of SAT (Workplace Accident Insurance) and amounts liable to incurring INSS. TMAR’s management has presented documentary evidence that has not been examined by the tax authorities up to the present date. In October 2004, TMAR obtained a favorable decision from the “Conselho de Recursos da Previdência Social (Social Security Appellate Board)”, determining the charging of SAT on its services at the rate of 1%, as sought by management. A favorable decision was also obtained in the social security litigation against the government, ordering acceptance of the documents presented and the withdrawal of the joint liability that had been assigned by the INSS.

In July 2005, the INSS issued 24 NFLDs (Tax Debt Notices) against TMAR, for the combined sum of R$ 307,170. This amount is largely made up of:

(i)    Non-collection of social security contribution on amounts paid out as TMAR profit sharing. This payment was made in accordance with the terms of Law nº 10,101 and of Article 7 of the 1988 Federal Constitution, and should not form part of the calculation base for this contribution. The amount involved in this assessment is R$ 226,164.

(ii)    Non-collection of social security contribution on amounts paid out as indemnification bonus; child day care benefit; disabled children’s assistance, etc.. These amounts are, in the understanding of TMAR’s internal and outside advisors, of an indemnificatory nature and, therefore, not liable to incurring said contribution. The amounts involved in this assessment come to a total of R$ 56,415.

(iii)    Non-collection of social security contribution on amounts paid to freelancers hired by TMAR. In this case, the inspectors did not have access to documents proving that the correct amounts were duly paid by the company to the freelancers hired, and reported in the specific ancillary social security obligations forms. In the light of this, TMAR’s management will compile all the documentation necessary for the annulment of the NFLD issued. The amount involved in this assessment amounts to R$ 12,106.

Federal taxes - There are also various tax assessments for income tax, social contribution, PIS, PASEP and COFINS, all relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$ 492,315. Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

Moreover, in August 2000, TMAR was assessed by the Federal Internal Revenue Department of Rio de Janeiro, for motives that occurred in 1996, and therefore prior to the privatization. These assessments came to a total of R$ 993,689, in relation to income tax, social contribution, PIS, COFINS and withholding tax. TMAR has presented a substantial portion of the documentary evidence demonstrating the proper order of the accounting records disallowed, as well as the due payment of taxes. Of the aforementioned sum, approximately R$ 51,000 was registered under the REFIS program, in August 2003. TMAR also requested a new judicial proceeding and, following the lower court decision, the value of the assessment was substantially reduced, to R$ 104,000, with R$ 20,000 having been provided for in relation to amounts pending corroboration by means of the supporting documentation. TMAR lodged an administrative appeal, given the existence of substantial documentation refuting the residual amount, for which the maximum risk, which is still being analyzed and is considered possible, totals approximately R$ 114,651.

In July 2005, TNL was assessed by the Federal Internal Revenue Department (SRF) for R$ 1,647,345, largely in relation to the corporate transaction carried out by the company in 1998, appropriating the goodwill determined in the Telebrás System privatization auction. The amortization of the goodwill and the corresponding deduction for tax purposes is provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in the taxable income of a company resulting from a merger, spin-off or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the future profitability of the investee. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of investments. This is a normal market practice and followed, moreover, the recommendations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, confirming the legality of the procedures adopted in the aforementioned transaction. The company has duly contested the tax assessment notice and has already obtained a partially favorable decision in the lower administrative court, which decided to eliminate the 150% fine charged to the company. This reduced the amount in question by approximately R$ 300,000.

On June 30, 2006, the SRF issued an updated tax assessment notice against TMAR, for the sum of R$ 503,311, of which R$ 56,355 relates to a number of disallowances of exclusions from the PIS and COFINS calculation bases, R$ 348,316 due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and R$ 98,640 relating to inaccuracies on the part of the inspectors in relation to the DCTFs (when compared with the PIS and COFINS specified). The company has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, management considers the risk of losses in this case to be possible.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, hazardous environment premium and joint liability, among others, amounting to a total of around R$ 804,390 (06/30/2006 – R$ 1,089,493), which are mainly before lower courts and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by more than 24,468 lawsuits (06/30/2006 – 23,429), amounting to a total value of approximately R$ 436,991 (06/30/2006 – R$ 423,509). This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically overstimated), and the final judicial decisions are still pending.

22  DEBENTURES

The company’s 12,072 thousand simple, non-convertible debentures, with a unit value of R$ 100, making a total of R$ 1,207,200, remunerated according to the variations of the CDI rate, plus 0.7% p.a. and amortized half-yearly since December 2001, were fully redeemed on June 1, 2006, for the sum of R$ 1,309,045.

At an Ordinary General Meeting of the shareholders of the subsidiary TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10,000, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus 0.55% p.a. for the 2nd series. The interest recorded under current liabilities, amounting to R$ 22,314 (06/30/2006 – R$ 110,926), is amortized half-yearly, beginning on September 1, 2006. TMAR’s Board of Directors approved this operation on March 15, 2006.

23  SHAREHOLDERS’ EQUITY

At an Extraordinary General Meeting of the own of TNL, held on March 14, 2006, the proposal was made for the appropriation of interest on capital up to the amount of R$ 800,000, which will be declared over the course of 2006.

At an Ordinary General Meeting held on April 11, 2006, approval was given for the constitution of a unrealized profits reserve, totaling R$ 272,143, as well as the appropriation of net profit for the year ended on December 31, 2005, amounting to R$ 1,052,362, as follows: (a) R$ 52,982 to the legal reserve; and (b) the distribution of R$ 573,183 in dividends. The same meeting ratified the payment of the gross amount of R$ 212,044 as interest on own capital in lieu of dividends, payment of which began on April 24, 2006.

The reconciliation of net profit for the period and shareholders’ equity as at September 30, 2006, between the parent company and the consolidated figures, is shown below:

	Net profit for the period	Shareholders’ equity

Parent company	650,390	9,010,026

Elimination of unrealized profit on the sale of
TNL’s equity stake in Pegasus to TMAR		(43,271)

Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of the goodwill amortization paid by
TMAR in its acquisition of TNL’s equity stake in Pegasus	14,856	74,283

Amortization of the goodwill in Pegasus held by TNL	(8,366)	(41,829)

Elimination of the goodwill amortization paid by
TMAR in its acquisition of TNL’s equity stake in Oi	39,822	176,988

Consolidated	696,702	8,676,203

 24  FINANCIAL INSTRUMENTS

The market exposure of TNL and its subsidiaries arises mainly from changes in the currency exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in reais. In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by management.

(a)   Foreign exchange risk

Approximately 47% (06/30/2006 - 46%) of the consolidated debt, including debentures and excluding currency swap operations, is denominated in U.S. dollars or Japanese yen or in the BNDES basket of currencies.

The sum of the nominal values of the currency swaps and foreign currency investments, as at September  30, 2006, is US$ 1,333,562 thousand (06/30/2006 - US$ 1,562,928 thousand) for the consolidated figures and US$ 561,129 thousand (06/30/2006 - US$ 609,335 thousand) for the parent company, providing 82% and 94% cover, respectively, of the foreign exchange risk (06/30/2006 - 93% and 120%).

A summary of the position of these transactions is shown below:

			Hedging
	Value of the contracts		gain (loss)
	09/30/2006	06/30/2006	09/30/2006	09/30/2005

Parent company
Foreign currency investments (i)	658,032	648,380	(26,403	(161,335
Foreign currency swaps	561,732	670,163	(174,091)	(593,293)

Consolidated
Foreign currency investments (i)	997,022	981,394	(38,937)	(161,335
Foreign currency swaps	1,902,042	2,400,889	(580,383)	(1,429,715

The currency swap operations transfer the risk of foreign exchange variations to the variations of the CDI rate.

(i)   Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

(b)  Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on BNDES’s variable currency basket rate, in the case of debt linked to BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At September 30, 2006, approximately 78% of the debt incurred, including debentures, was subject to floating interest rates, and 19% was exchanged for fixed rates, by means of swap transactions (06/30/2006 - 82% and 17%, respectively).

	Value of the derivative contracts		Gain (loss) on derivatives
	09/30/2006	06/30/2006	09/30/2006	09/30/2005

Interest rate swaps:
Parent company	96,895	96,454	(6,565)	(7,369)
Consolidated	1,095,148	1,090,161	(55)	(15,324)

(c)  Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to a highly diversified portfolio and the monitoring controls applied. The doubtful accounts are adequately covered by a provision for potential losses in this respect (see Note 10).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

d)   Market value of the financial instruments

With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		09/30/2006
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value

(i)	Investment in marketable securities	743,828	743,828	3,075,434	3,075,434
(ii)	Loans and financing	1,907,632	1,885,055	6,732,208	6,710,802
(ii)	Debentures - third parties			2,182,314	2,182,314
(iii)	Direct investment in TMAR	9,267,048	10,720,132

		06/30/2006
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value

(i)	Investment in marketable securities	790,690	790,690	3,127,615	3,127,615
(ii)	Loans and financing	1,757,317	1,766,301	7,362,691	7,358,973
(ii)	Debentures - third parties			2,270,926	2,270,926
(iii)	Direct investment in TMAR	9,076,163	10,132,520

(i)   The book values of investments in marketable securities, at September 30 and June 30, 2006, are similar to their market values, because they are recorded at their realizable values.

(ii)  The market values of loans & financing and debentures held by third parties were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of this kind, term and level of risk.

(iii)  The market value of the investment in TMAR was calculated based on the closing BOVESPA stock market quotation on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such shares. It should be emphasized that the market value calculated based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

25  EMPLOYEE BENEFITS

(a)  Private pension schemes

SISTEL (Sistel Social Security Foundation) is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to complement the government pension, for the employees and the family members who are linked to the sponsors of SISTEL.

With the statutory alterations approved by the SPC (Supplementary Social Security Department) in January 2000, the sponsors negotiated the terms for creating plans tailored to the individual sponsor, with joint benefits restricted to those participants who retired up to January 31, 2000 (pension plan denominated “PBS-Assistidos” or “PBS-A”).

TNL and its subsidiary TMAR sponsor private defined benefit pension plans (PBS-A and PBS-Telemar) and both TMAR and Oi sponsor private defined contribution pension plans (TelemarPrev).

Pursuant to Article 33 of Complementary Law nº 109, of May 29, 2001, SISTEL’s Steering Committee formally requested, in October 2004, the transfer of the administration of the PBS-Telemar and TelemarPrev plans to the “Fundação Atlântico de Seguridade Social (Atlantic Social Security Foundation)”. This foundation was set up by TMAR and was authorized by the SPC, on January 12, 2005, to begin its activities. SISTEL continues to be responsible for the PBS-A plan.

The Atlantic Social Security Foundation - FASS, a closed supplementary pensions entity with multiple sponsors and multiple plans, is a not-for-profit private welfare business entity, with independent management of its assets, administration and finances, based in the city of Rio de Janeiro, in the state of Rio de Janeiro, for the purpose of administering and executing plans providing social security benefits for the employees of its sponsors.

As from March 2005, the subsidiaries TMAR, Oi and Oi Internet have been contributing to Fundação Atlântico de Seguridade Social (Atlantic Social Security Foundation). During the period ended September 30, 2006, these contributions totaled R$ 8,331 (09/30/2005 – R$5,926).

(b)    Employee profit sharing

The employee profit sharing plan was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The plan comes into effect when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and
  Operational, quality and market indicators.

On September 30, 2006, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated Attainment of these targets, amounting to R$ 35,100 (09/30/2005 – R$ 48,600).

26  TRANSACTIONS WITH RELATED PARTIES – PARENT COMPANY

Transactions with related parties are carried out over terms, at prices and under other conditions similar to those with third parties. The principal transactions are summarized below:

						09/30/2006
			TNL	TNL PCS	Telemar
	TMAR	TNL.Net	Trading	Participações	Telecomunicações	Total

Assets
Loans to subsidiaries	1,550		7	136,699		138,256
Dividends and interest on own capital (Note 15)	523,970					523,970
Other assets	8,448					8,448

	533,968		7	136,699		670,674

Liabilities
Loans and financing		4,026			2,676	6,702

Revenues
Financial income	71,042			3,214	3,137	77,393

Costs & Expenses
Financial expenses	(4,900)	(439)			(162)	(5,501)

					06/30/2006
			TNL PCS	Telemar
	TMAR	TNL.Net	Participações	Telecomunicações	Total

Assets
Loans to subsidiaries	1,011		15		1,026
Dividends and interest on own capital (Note 15)	347,746				347,746
Other assets	8,515				8,515

	357,272		15		357,287

Liabilities
Loans and financing		3,918		2,603	6,521

							09/30/2005

				Telemar	TNL PCS

						TNL
	TMAR	TNL.Net	HiCorp	Telecomunicações	Participações

						Trading	Total

Revenues
Financial income	182,538			813	24	1,047	184,422

Expenses
Financial expenses		(471)	(8,237)			(45)	(8,753)

(a)  Credit lines extended by the parent company

The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, at a rate corresponding to 104% of the CDI rate.

(b)  BNDES loans

In December 1999, some of the sixteen subsidiary operators providing wireline telephony services, that were later absorbed by TMAR, took out loans from BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400,000, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a.. In December 2000, these contracts were renegotiated and replaced by two new contracts, providing a line of credit for up to R$ 2,700,000, with the contract in local currency bearing interest at the TJLP rate and the contract in foreign currency based on the variable interest rate of the BNDES currency basket, plus 3.85% p.a.. The financial charges were paid quarterly, up to January 2002, and became due on a monthly basis for the period February 2002 to January 2008. Of that total, 30% was drawn down directly from BNDES and the remaining 70% was provided by a group of banks. Banco Itaú and Banco do Brasil led this consortium, which also comprised Banco Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander. Since 2002, no further withdrawals have been made against this line of credit, which started to be amortized in January 2002. On September 30, 2006, the balance of this line of credit in the company’s balance sheet stood at R$ 728.8 million (06/30/2006 - R$ 865.7 million).

During the period December 2003 to September 2006, TMAR and Oi drew down R$ 636,104 and R$ 585,000, respectively, in relation to new loan contracts, signed with BNDES in October 2003, September 2004, July 2005 and December 2005, for a total of R$ 1,424,875. These funds have been invested in the expansion of the telecom networks and in operational improvements. On December 29, 2005, with the consent of BNDES, Oi transferred the full amount of its financing to TMAR, as per Note 18, item (b), sub-item (III).

(c)  Financial investments managed by BB DTVM

TNL has money in an investment fund abroad, amounting to R$ 658,032 (06/30/2006 – R$ 648,380), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A., companies that are affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

27   INSURANCE

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive insurance against all risks, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access.

The assets and responsibility of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), etc. Management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Agreements.

As at September 30, 2006, the insurance policies provided the following cover, according to risk and the nature of the asset,:

Consolidated
insurance
Type of insurance	cover

Operating risk and loss of profits	800,000
Civil liability - general	20,000
Civil liability - vehicles	3,000
Civil liability - third parties	128,982

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	26,256,507	26,536,045
1.01	CURRENT ASSETS	9,105,464	9,395,925
1.01.01	CASH AND BANKS	3,357,542	3,544,157
1.01.02	CREDITS	3,814,300	3,776,991
1.01.03	INVENTORIES	217,690	189,337
1.01.04	OTHER	1,715,932	1,885,440
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,136,881	1,149,199
1.01.04.02	ADVANCES TO EMPLOYEES	17,783	21,121
1.01.04.03	ADVANCES TO SUPPLIERS	73,714	123,612
1.01.04.04	PREPAID EXPENSES	487,376	587,947
1.01.04.05	OTHER	178	3,561
1.02	LONG-TERM ASSETS	3,653,101	3,424,653
1.02.01	SUNDRY CREDITS	1,761,461	1,771,586
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	1,761,461	1,771,586
1.02.02	RELATED PARTIES	12,681	12,708
1.02.02.01	SUBSIDIARIES	12,681	12,708
1.02.03	OTHER	1,878,959	1,640,359
1.02.03.01	JUDICIAL DEPOSITS	1,307,732	1,235,640
1.02.03.02	TAX INCENTIVES	63,742	51,904
1.02.03.03	PREPAID EXPENSES	232,704	248,531
1.02.03.04	AMOUNTS RECEIVABLE	141,171	103,435
1.02.03.05	OTHER	133,610	849
1.03	PERMANENT ASSETS	13,497,942	13,715,467
1.03.01	INVESTMENT	115,396	132,217
1.03.01.02	SUBSIDIARIES	94,302	113,163
1.03.01.03	OTHER INVESTMENTS	21,094	19,054
1.03.01.03.01	TAX INCENTIVES	16,231	13,946
1.03.01.03.02	OTHER	4,863	5,108
1.03.02	PROPERTY, PLANT & EQUIPMENT	13,002,464	13,190,208
1.03.03	DEFERRED	380,082	393,042

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES AND STOCKHOLDERS’
EQUITY (THOUSAND REAIS)

1 - CODE	2 – DESCRIPITON	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	26,256,507	26,536,045
2.01	CURRENT LIABILITIES	5,388,795	5,623,229
2.01.01	LOANS AND FINANCING	2,021,822	2,371,433
2.01.02	DEBENTURES	22,314	110,926
2.01.03	SUPPLIERS	1,855,217	1,537,618
2.01.04	TAXES AND CONTRIBUTIONS	902,642	1,022,640
2.01.04.01	DEFERRED AND PAYABLE TAXES	778,304	900,383
2.01.04.02	FINANCED TAXES - REFIS	124,338	122,257
2.01.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	249,012	212,689
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	337,788	367,923
2.01.08.01	PAYROLL AND SOCIAL CHARGES / BENEFITS	166,109	138,339
2.01.08.02	OTHER LIABILITIES	171,679	229,584
2.02	LONG-TERM LIABILITIES	10,131,815	10,487,289
2.02.01	LOANS AND FINANCING	4,710,386	4,991,258
2.02.02	DEBENTURES	2,160,000	2,160,000
2.02.03	PROVISIONS FOR CONTINGENCIES	2,174,724	2,225,481
2.02.04	RELATED PARTIES	0	0
2.02.05	OTHER	1,086,705	1,110,550
2.02.05.01	DEFERRED AND PAYABLE TAXES	191,568	199,265
2.02.05.02	FINANCED TAXES - REFIS	784,225	800,026
2.02.05.03	OTHER LIABILITIES	110,912	111,259
2.03	DEFERRED INCOME	14,704	16,885
2.03.01	NEGATIVE GOODWILL ON THE ACQUISITION OF AIX, NET	14,514	16,127
2.03.02	DEFERRED INCOME	190	758
2.04	MINORITY SHAREHOLDINGS	2,044,990	2,002,867
2.05	STOCKHOLDERS’ EQUITY	8,676,203	8,405,775
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY STOCK	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	25,083	24,288
2.05.03	REVENUE RESERVES	3,638,953	3,638,953
2.05.03.01	LEGAL RESERVE	147,929	147,929
2.05.03.02	UNREALIZED PROFITS	272,143	272,143
2.05.03.03	OTHER REVENUE RESERVES	3,218,881	3,218,881
2.05.03.03.01	INVESTMENT RESERVE	3,218,881	3,218,881
2.05.04	RETAINED EARNINGS/ACCUMULATED LOSSES	696,702	427,069

07.01 - CONSOLIDATED STATEMENT OF INCOME (THOUSAND REAIS)

1 -	2 -	3 -	4 -	5 -	6 -
CODE	ITEM	From 07/01/2006 To 09/30/2006	From 01/01/2006 To 09/30/2006	From 07/01/2005 To 09/30/2005	From 01/01/2005 To 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	6,165,743	17,833,186	6,031,472	17,484,147
3.02	DEDUCTIONS	(1,855,340)	(5,405,254)	(1,797,226)	(5,122,237)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	4,310,403	12,427,932	4,234,246	12,361,910
3.04	COST OF SALES AND/OR SERVICES	(2,443,709)	(6,940,318)	(2,193,284)	(6,480,858)
3.05	GROSS PROFIT	1,866,694	5,487,614	2,040,962	5,881,052
3.06	OPERATING EXPENSES/REVENUES	(1,367,606)	(4,218,483)	(1,535,366)	(4,509,979)
3.06.01	SELLING	(619,312)	(1,930,812)	(684,896)	(1,963,427)
3.06.02	GENERAL AND ADMINISTRATIVE	(307,043)	(884,887)	(265,161)	(780,959)
3.06.03	FINANCIAL	(322,643)	(1,035,929)	(401,286)	(1,187,196)
3.06.03.01	FINANCIAL INCOME	174,309	522,144	217,650	701,019
3.06.03.02	FINANCIAL EXPENSES	(496,952)	(1,558,073)	(618,936)	(1,888,215)
3.06.04	OTHER OPERATING INCOME	218,463	668,374	28,539	374,871
3.06.05	OTHER OPERATING EXPENSES	(384,013)	(1,149,808)	(209,471)	(945,651)
3.06.06	EQUITY ADJUSTMENTS	46,942	114,579	(3,091)	(7,617)
3.07	OPERATING INCOME	499,088	1,269,131	505,596	1,371,073
3.08	NON-OPERATING INCOME	(7,656)	(2,748)	11,790	(13,630)
3.08.01	REVENUE	3,853	17,904	5,427	8,481
3.08.02	EXPENSES	(11,509)	(20,652)	6,363	(22,111)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	491,432	1,266,383	517,386	1,357,443
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(145,380)	(504,013)	(158,362)	(407,231)
3.11	DEFERRED INCOME TAX	(8,447)	125,327	24,137	(17,486)
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.14	MINORITY INTERESTES	(67,972)	(190,995)	(82,191)	(234,989)
3.15	NET PROFIT/LOSS FOR THE PERIOD	269,633	696,702	300,970	697,737